DOV Pharmaceutical, Inc.
                                Continental Plaza
                              433 Hackensack Avenue
                          Hackensack, New Jersey 07601


                                   May 5, 2005

Via Facsimile and EDGAR Transmission
------------------------------------

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn: Mr. Jeffrey P. Riedler
      Assistant Director

      Re:   DOV Pharmaceutical, Inc.
            Registration Statement on Form S-3
            Filed March 30, 2005
            File No. 333-123693
            -------------------

Ladies and Gentlemen:

      DOV Pharmaceutical, Inc. (the "Company") respectfully requests acceleration of the effective date of the above-referenced Registration Statement on Form S-3 with respect to the offering of $80,000,000 principal amount of 2.50% convertible subordinated debentures due 2025 and the common stock issuable upon conversion of the debentures, by the selling securityholders named in such Registration Statement, to 2:00 p.m. (Washington, D.C. time) on May 9, 2005, or as soon thereafter as practicable. An oral request for acceleration of effectiveness may be made in the future. The Company is aware of its obligations under the Securities Act of 1933.

The Company hereby acknowledges the following:

            o should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

            o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

            o the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      If you have any questions regarding this request, please contact Scott F. Duggan of Goodwin Procter LLP at (617) 570-1572 or the undersigned at (201) 968-0980.

                                     Very truly yours,

                                     DOV PHARMACEUTICAL, INC.

                                     By:  /s/ J. Robert Horton
                                          -----------------------
                                          J. Robert Horton
                                          Sr. Vice President & General Counsel